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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following is the text of prepared remarks of the Chairman of the Board of the CBOT given at a member information meeting at the CBOT on May 16, 2001. This text is also available on the CBOT's intranet sites, MemberNet and OnBoard.

                          Member Information Meeting
                                 May 16, 2001


        Thank you for attending today's Member Information Meeting, either in person or via Membernet.

        We want to discuss the important news items of the last few weeks as well as getting your questions and thoughts on exchange issues.

        1.  Single Stock Futures

        I'm sure you have read that we will be working with the leadership of the CBOE and CME in providing our members with the opportunity to trade single stock futures.

        No one knows how successful those products will be. Personally, I think single stock futures could be very useful and popular tools. We do know this: all three Chicago exchanges working together creates the best possible environment for success.

        The involvement of our three Chicago exchanges is important in itself. This cooperation is something that our members, as well as those at the CBOE and CME, have wanted for many years and hopefully it will lead to further cooperative ventures. I believe that this is the first time our three exchanges have joined forces on such an important project. I want to emphasize that we will do this initiative while honoring our contract obligations with Eurex. Also, while the details of the arrangement are still being worked out, I do want to bring to your attention one significant point, and that is, while our exchange only has a ten percent stake in the venture, our members will have the same access to products as the members of the CME and CBOE.

        2.  Eurex

        Speaking of Eurex and our a/c/e alliance, David Vitale and I went to Frankfurt in late April. This was our first chance for substantive talks with our Eurex partners and we had some differences.

        Currently, we are having "friendly deliberations" with them about whether we are obligated to pay for the software enhancements worked on last year ("Release 2.0"), our role in bringing U.S. equity options onto the a/c/e platform and in general whether the alliance is doing what it is supposed to.

        I won't go into all the details of our position here, except to say we believe we are fully honoring our contract with Eurex. As you know, our Finance Committee decided last December that Release 2.0 did not give the CBOT enough of a investment return on its projected cost and so exercised its contractual right not to participate in that upgrade. If we continue to disagree, these matters could go to arbitration.

        3.  CBOE

        Our discussions with the CBOE continue to go well and we hope to have some resolution of this matter in the near future. I know some of you are wondering why it takes so long and whether that means that these talks are stalled.

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        It does not. This has taken time but I believe members at both exchanges will be happy with the results.


        4.  Finances

        So far we are still exceeding the volumes required to meet our budget. As you know, our budget required us to do 800,000 contracts a day in order to end the year with a $20 million cash balance.

        As of May 13, we have averaged a little over 1 million contracts per day, with an average volume of 161,000 contracts on a/c/e. This volume on a/c/e shows the importance of the electronic platform to our strategy and at the most recent average levels of 175,000 contracts per day, we are starting to see a return on our overall investment.

        You may remember my campaign promise that our finances would be continuously reviewed. I'm happy to say that David Vitale has looked at our balance sheet and budget to see that we are ready for a financially strong future. Certain noncash charges were taken in the first quarter as reserves were set aside for contingencies. Thanks to our above budgeted volume so far in 2001, our finances remain in line with forecast, even with these extra charges.


        5. Market Integrity

        As you know, we are here to serve our customers and we are doing so by offering them a choice of platforms. We must review our rules to ensure that customer orders are filled at market prices: two platforms cannot mean two different markets.

        Over the last few days, we have had some electronic platform trades at prices that ignored the better market offered in open outcry. This is unfair to all participants and these trades are being reviewed by OIA. Market integrity is one of our top priorities and our rules must ensure that it is maintained.

        Let's be clear about this. . It is wrong when customer orders are filled above market. It is unfair to that customer as well as to the customers and traders who were offering at lower prices. It is also grievously unfair to the people who work hard to build the reputation and volume of our markets.


        6. Proprietary Trading and Arcades

        Our Board of Directors has acted to codify our definition of proprietary trading. This will ensure that market participants receive member transaction fees only under legitimately structured proprietary accounts.

        Bryan Durkin has done an excellent job in crafting these new regulations. They went through a few drafts after getting member input and we are still at work on these issues. The result should be increased demand for seats, either on a purchased or leased basis.


        7.  Future Challenges

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        Many times members ask me, "How are you doing?" And they mean it in a personal sense, i.e., how am I coping with being Chairman? I can truthfully say, things are fine.

        The CBOT has some major challenges. One is the possibility that the amount of publicly held federal debt could decline sharply, even to zero, over the next five to 10 years. In fact, Alan Greenspan has said the Federal Reserve is developing plans for a world without such debt, although Treasury Secretary Paul O'Neill has said that eliminating our nation's debt could have harmful effects.

        Clearly it would not be good for our two major products, U.S. bonds and notes, and we have to do what we can to see that we continue to have benchmark interest rate products, whether in bonds, notes, agencies, mortgages, federal funds, municipal bonds or new products.

        But this is a major challenge to the CBOT because whether there is publicly held federal debt is something beyond our control and the fact is that these are currently our highest volume products.

        So why do I say things are fine?

        We have external challenges, like the declining federal debt or the low volatility in our grain markets, but from the point of view of management expertise and plans for the future, I'm very comfortable. We have a great CEO in David Vitale and he has well thought strategies on organization, technology, marketing and new products.

        I am also very comfortable about our future because the last few years have made all our members focus on making the CBOT successful. We are unified on offering our customers both open outcry and electronic platforms; I am happy to see that the press is reporting the virtues of open outcry as well as those of the electronic platform. This combination of excellent management, member dedication, and service to our customers is what we need to succeed and overcome the serious challenges we have.

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        Now let's hear from our CEO, David Vitale, and then discuss the CBOT in response to your questions.


While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.